Exhibit 99.2

CONSENT OF SENET

The undersigned hereby consents to the use of the name “SENET” and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•                  Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated June 8, 2009 entitled “Banro’s Update of Twangiza Feasibility Study Increases Proven and Probable Reserves by 23.7% to 4.54 million ounces of Gold”.

Date: June 17, 2009	SENET

By: /s/ Neil Senior
Name: Neil Senior
Title: Joint Managing Director SENET